Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated May 12, 2020 to

Prospectus dated May 12, 2020

Registration Statement Nos. 333-238189, 333-238189-01, 333-238189-02 and 333-238189-03

Aon Corporation

PRICING TERM SHEET

$1,000,000,000 2.800% SENIOR NOTES DUE 2030

Issuer:	Aon Corporation

Securities:	2.800% Senior Notes due 2030

Guarantors:	Aon plc (Ireland), Aon plc (UK) and Aon Global Holdings plc (UK)

Offering Format:	SEC Registered

Principal Amount:	$1,000,000,000

Ranking:	Senior Unsecured

Expected Ratings*:	Moody’s Investors Service: Baa2 Standard & Poor’s: A- Fitch: BBB+

Trade Date:	May 12, 2020

Settlement Date (T+3)**:	May 15, 2020

Maturity Date:	May 15, 2030

Reference Treasury:	UST 1.500% due February 15, 2030

Reference Treasury Price and Yield:	107-23+; 0.679%

Reoffer Spread to Reference Treasury:	+ 212.5 bps

Re-offer Yield:	2.804%

Coupon:	2.800%

Denominations:	$2,000 and multiples of $1,000

Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, beginning on November 15, 2020

Price to Public:	99.965%

Proceeds to Issuer (before expenses and underwriting discount):	$999,650,000

CUSIP / ISIN:	037389 BE2 / US037389BE22

Optional Redemption:

At any time and from time to time prior to February 15, 2030 (the “Par Call Date”), we may at our option redeem all or some of the Notes at a redemption price equal to the greater of:

(i)  100% of the principal amount of the Notes being redeemed; and

(ii)   the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) from the redemption date to the Par Call Date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement), plus 35 basis points, plus accrued and unpaid interest on the principal amount of the Notes being redeemed to but excluding the redemption date.

At any time and from time to time on or after the Par Call Date, we may at our option redeem all or some of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount of the Notes being redeemed to but excluding the redemption date.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC Barclays Capital Inc. J.P. Morgan Securities LLC

Co-Managers:	Aon Securities LLC BMO Capital Markets Corp. ING Financial Markets LLC PNC Capital Markets LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.

Conflicts:	Aon Securities LLC is an indirect wholly owned subsidiary of Aon Corporation. This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuer and the guarantors have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. by telephone toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded (other than any statement relating to the identity of the legal entity authorizing or sending this communication in a non-US jurisdiction). Such disclaimers or other notices were automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.

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